Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
Tel. 604 688 9780
Fax 604 682 3941
TSE: VOY

02034694

VICEROY RESOURCE CORPORATION

82-1193

June 4, 2002

VIA COURIER

OFFICE OF INTERNATIONAL CORPORATE FINANCE
Securities and Exchange Commission
450 Fifth Street North West
Judiciary Plaza
Washington, D.C.
USA 20549

SEC MAIL RECEIVED PROCESSING JUN 0 6 2002 WASH. D.C. 164 SECTION

SUPPL

Dear Sirs:

Re: Viceroy Resource Corporation
Rule 12(g)3-2(b) Exemption - Update Filing

Pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934 please find enclosed the following documentation:

1. News Release dated May 1, 2002 announcing a Private Placement;
2. News Release dated May 29, 2002 announcing the signed of a non-binding letter of intent to sell 100% on the Company's interest in the Paredones Amarillos gold project;
3. Form 1 - Change in Outstanding and Reserved Securities for the month of May 2002;
4. News Release dated May 30, 2002 announcing the Company's first quarter 2002 financial results and update;
5. BC Form 53-901F - Material Change Report Under Section 85(1) of the Act, dated May 6, 2002;
6. Form 45-102F3 - Notice of Intention to Distribute Securities - Renewal, dated May 17, 2002;
7. Notice of Meeting, Information Circular, Return Card, Form of Proxy and Annual Report of the Company; and
8. Form 44-101F1 - Annual Information Form, dated May 17, 2002.

Should you have any questions regarding the above please contact the undersigned.

PROCESSED
JUN 1 3 2002
THOMSON FINANCIAL

Yours truly,

VICEROY RESOURCE CORPORATION

Kim Casswell

Kim Casswell
CORPORATE SECRETARY

enclosures

dlw 6/10

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2

Tel: 604.688.9780 Fax: 604.682.3941
www.viceroyresource.com

Private Placement to Provide Viceroy with $2.5 Million

Vancouver, British Columbia, May 1, 2002, (TSE:VOY) - Viceroy Resource Corporation ("Viceroy") is pleased to announce that it has negotiated , subject to regulatory acceptance, a non-brokered private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Not less than 80% of the placement units will be subscribed for by arm's length parties. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share for a period of two years. This private placement will provide Viceroy with gross cash proceeds of $2,520,000.

The proceeds of the private placement will be added to working capital and will be used to fund ongoing exploration, to acquire new exploration properties and general corporate use.

- 30-

For further information contact:

Ronald K. Netolitzky, Chairman Tel: (604) 688-9780 (Ext 210) E-mail: *rnetolitzky@viceroyresource.com*

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2

Tel: 604.688.9780 Fax: 604.682.3941
www.viceroyresource.com

LETTER OF INTENT

PAREDONES AMARILLOS GOLD PROJECT

Vancouver, British Columbia, May 29, 2002, (TSE:VOY) – Viceroy Resource Corporation ("Viceroy") announces that it has signed a non-binding letter of intent to sell its 100% interest in the Paredones Amarillos gold project on the Baja Peninsula, Mexico, to Vista Gold Corp. ("Vista"). Completion of the transaction is subject to completion of a due diligence review of the project by Vista, governmental and regulatory approvals, and execution of a definitive purchase agreement.

Total consideration to be received by Viceroy for the project will be Cdn $3.0 million and will be payable 50% in cash, with Cdn. $1.0 million due at closing, Cdn. $0.5 million due one year from closing, and 50% in Vista equity units (the "Equity Units") consisting of one common share and one warrant to purchase one common share for a period of two years. The price of the Equity Units will be 90% of the weighted average closing price of Vista's common shares on the five trading days immediately preceding the date of the definitive purchase agreement. The warrants will be priced at 125% of the weighted average closing price of Vista's common shares on the five trading days immediately preceding the date of the definitive purchase agreement.

Viceroy Resource Corporation is a gold producer with operations in Canada and the United States. Viceroy continues to hold investments in other junior companies and an exploration project in Argentina. Viceroy shares, trading under the symbol VOY on the Toronto Stock Exchange, give investors an opportunity to participate in a leveraged gold play with an exploration upside.

- 30-

For further information contact:

Ronald K. Netolitzky, Chairman Tel: (604) 688-9780 (Ext 210) E-mail: *rnetolitzky@viceroyresource.com*

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2
Tel: 604.688.9780
Fax: 604.682.3941
www.viceroyresource.com

VICEROY'S FIRST QUARTER 2002 FINANCIAL RESULTS & UPDATE

Vancouver, British Columbia, May 30, 2002 (TSE:VOY) – Viceroy Resource Corporation ("Viceroy") reports consolidated earnings of $2.5 million ($0.03 per share) and generated cash flow from operations of $2.8 million for the first quarter of 2002.

At Castle Mountain, recovery of gold from ore previously placed on the leach pads was 11,643 ounces attributable to Viceroy at a gross cash cost including site reclamation of US$72 per ounce. Production for 2002 from Castle Mountain is estimated to be 34,350 ounces to Viceroy at a gross cash cost including site reclamation of US$108 per ounce.

Viceroy has started a detoxification and heap stabilisation program at its Brewery Creek Mine as a result of the significant decline in gold production. Viceroy is planning to complete a limited amount of reclamation work during the year. Negotiations continued during the quarter on completing the Brewery Creek Trust and Drawdown Agreements with the Government of Canada to ensure future recovery of the reclamation cash security deposit of $8.1 million as reclamation work progresses.

As part of Viceroy's renewed commitment to exploration, Viceroy commenced active acquisition of mineral rights through staking programs and option agreements. The Company signed an option agreement with the Eureka Joint Venture (Owned - 50% Expatriate Resources Ltd and 50% Strategic Metals Corp). The Eureka Joint Venture property consists of 164 claims located 50 kilometres southwest of Brewery Creek Mine near Dawson City, Yukon. Viceroy may, at its option, earn an initial 50% interest by completing $0.9 million in exploration expenditures over four years and making cash payments of $40,000. Viceroy has a second option to increase its interest to 65% by making an additional $0.6 million of exploration expenditures on the property or to enter into a joint venture to continue exploration and development of the property.

Viceroy has also expanded its inventory of investments in junior exploration companies by optioning mineral properties located in Northern British Columbia to Newcastle Minerals Ltd and Consolidated Earth Stewards Inc. in return for shares in the junior company, cash and a NSR.

The Company ended the quarter with a free cash balance of $9.1 million. In addition, Viceroy has appropriated and restricted cash balances of $18.3 million primarily for reclamation obligations. At March 31, 2002, the Company's working capital position was $8.5 million and with all long-term debt repaid.

Viceroy recently announced, subject to regulatory acceptance, a non-brokered private placement that will provide Viceroy with gross cash proceeds of $2.5 million to be added to working capital to fund ongoing exploration, to acquire new exploration properties and general corporate use.

Viceroy also just announced that it has signed a non-binding letter of intent to sell its 100% interest in Paredones Amarillos project to Vista Gold Corp. for $3.0 million subject to due diligence, necessary approvals and a formal purchase agreement.

Viceroy Resource Corporation is a gold explorer and producer in Canada, United States and South America. Viceroy shares, trading under the symbol VOY on the Toronto Stock Exchange, give investors an opportunity to participate in a leveraged gold play with an exploration upside.

-30-

For further information contact:
Ronald K. Netolitzky, Chairman and CEO — Tel:(604) 688-9780
E-mail: rnetolitzky@viceroyresource.com

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2
Tel: 604.688.9780
Fax: 604.682.3941
www.viceroyresource.com

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as at
(expressed in thousands of Canadian dollars - unaudited)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 9,105	$ 6,069
Appropriated and restricted cash	659	498
Marketable securities	484	484
(Market value 2002: $776 – 2001:$558		
Accounts receivable	1,391	1,873
Prepaids and other receivables	1,049	1,248
Inventories	1,853	2,673
	14,541	12,845
Appropriated and Restricted Cash	17,628	14,925
Investments	125	125
Resource Assets	25,026	27,909
	$ 57,320	$ 55,804
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,930	$ 2,565
Preference dividend payable	-	132
Current portion of long-term debt	40	40
Current portion of provision for reclamation costs	4,077	703
	6,047	3,440
Provision for Reclamation Costs	17,888	21,449
	23,935	24,889
SHAREHOLDERS' EQUITY		
Share Capital	207,433	207,433
Deficit	(181,055)	(183,554)
Currency Translation Adjustment	7,007	7,036
	33,385	30,915
	$ 57,320	$ 55,804

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2

Tel: 604.688.9780
Fax: 604.682.3941
www.viceroyresource.com

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Loss for the Three Months Ended March 31, (expressed in thousands of Canadian dollars, except per share amounts - Unaudited)

	2002	2001
Sales	$ 6,271	$ 20,300
Cost of Sales	2,858	21,108
Depreciation and Depletion	347	2,723
Provision for Reclamation	-	287
	3,205	24,118
	3,066	(3,818)
Expenses (Income)		
General and administrative	602	766
Exploration	138	709
Interest and financing charges on long-term debt	11	345
Royalties	56	475
Other income	(236)	(385)
	571	1,910
Earnings/(Loss) Before Income Taxes	2,495	(5,728)
Income tax recovery	4	-
Earnings/(Loss) for the Period	$ 2,499	$ (5,728)
Basic and diluted earnings/(loss) per Share	$0.03	$ (0.10)
Average Shares Outstanding	81,248,078	57,664,745

Consolidated Statements of Deficit for the Three Months Ended March 31, (expressed in thousands of Canadian dollars - Unaudited)

	2002	2001
Deficit – Beginning of Period	$ 183,554	$ 147,419
Loss/(earnings) for the Period	(2,499)	5,728
Deficit – End of Period	$ 181,055	$ 153,147

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2

Tel: 604.688.9780
Fax: 604.682.3941
www.viceroyresource.com

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows for the Three Months Ended March 31,
(expressed in thousands of Canadian dollars - Unaudited)

	2002	2001
Operating Activities		
Earnings/(Loss) for the Period	$ 2,499	$ (5,728)
Items not affecting cash:		
Depreciation, depletion and provision for reclamation	364	3,0
Loss on sale of marketable securities and investments	-	129
Deferred revenue recognized in the period	-	(1,124)
Gain on disposal of resource properties & supplies inventories	(77)	(379)
	2,786	(4,092)
Expenditures for reclamation and closure	(215)	-
Changes in non-cash working capital	671	1,894
	3,242	(2,198)
Financing Activities		
Repayment of long-term debt	-	(274)
Investing Activities		
Increase in appropriated and restricted cash	(2,847)	(552)
Proceeds on sale of investments	-	756
Proceeds from disposal of resource assets	2,698	544
Expenditures for resource assets	(87)	(600)
	(236)	148
Foreign Exchange Gain on Cash Held in a Foreign Subsidiary	30	197
Change in Cash and Cash Equivalents	3,036	(2,127)
Cash and Cash Equivalents–Beginning of Period	6,069	6,257
Cash and Cash Equivalents–End of Period	$9,105	$ 4,130

The accompanying notes are an integral part of these consolidated financial statements.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**86,442,345**	**86,442,345**
ADD:	Stock Options Exercised	50,000	50,000
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion of Preferred Shares		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**86,492,345**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Plan

Stock Options Outstanding — Opening Balance	**4,336,505**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
March 2/01	Eric Edwards	July 31/02	$0.25	50,000
			SUBTOTAL	50,000

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 15/02	John Croll	May 15/97	May 15/02	$2.75	17,000
May 15/02	M. William Tilden	May 15/97	May 15/02	$5.50	17,000
				SUBTOTAL	34,000

34

Stock Option Outstanding — Closing Balance	**4,252,505**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period	5,900,000	5,900,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)	50,000	50,000
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**4,950,000**

All information reported in this Form is for the month of May, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Kim Casswell

PHONE / EMAIL 604-688-9780, Extension 233 or kcasswell@viceroyresource.com

DATE June 4, 2002

This is the form of a material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

VICEROY RESOURCE CORPORATION
SUITE 2200, OCEANIC PLAZA
1066 WEST HASTINGS STREET
VANCOUVER, BC
V6E 3X2

Item 2. Date of Material Change

May 1, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 85(1) of the Act.

The press release was released on May 1, 2002 to The Toronto Stock Exchange, on which the Issuer's shares are listed and through various other approved public media.

Copy of the Press Release is attached as Schedule "A"

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Issuer announced that it had negotiated a non-brokered private placement for 16,000,000 units at $0.1575 per unit.

Item 5. Full Description of Material Change

Supplement the summary required under item 4 with thedisclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

The Issuer announced that it has negotiated, subject to regulatory acceptance, a non-brokered private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Not less than 80% of the placement units will be subscribed for by arm's length parties. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share for a period of two years. This private placement will provide Viceroy with gross cash proceeds of $2,520,000.

The proceeds of the private placement will be added to working capital and will be used to fund ongoing exploration, to acquire new exploration properties and general corporate use.

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

INSTRUCTION

Refer to Section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has bee or is about to be filed but Section 85(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under Section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 151 of the Rules.

Not Applicable

Item 8. Senior Officers

Give the name and business number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Kim Casswell, Corporate Secretary
Telephone: (604) 688-9780

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, this 6th day of May, 2002.

VICEROY RESOURCE CORPORATION

Ronald K. Netolitzky
Chairman, President & Director

SCHEDULE "A"

Private Placement to Provide Viceroy with $2.5 Million

Vancouver, British Columbia, May 1, 2002, (TSE:VOY) - Viceroy Resource Corporation ("Viceroy") is pleased to announce that it has negotiated , subject to regulatory acceptance, a non-brokered private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Not less than 80% of the placement units will be subscribed for by arm's length parties. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share for a period of two years. This private placement will provide Viceroy with gross cash proceeds of $2,520,000.

The proceeds of the private placement will be added to working capital and will be used to fund ongoing exploration, to acquire new exploration properties and general corporate use.

-30-

FOR FURTHER INFORMATION CONTACT:

Ronald K. Netolitzky, Chairman Tel: (604) 688-9780 (Ext 210) E-mail: *rnetolitzky@viceroyresource.com*

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainties which are detailed under the heading "Risk Factors" in Viceroy's Annual Information Form filed with the securities commissions of Ontario, British Columbia, Alberta, Quebec and other regulatory authorities. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. All subsequent written and oral forward-looking statements attributable to Viceroy or persons acting on its behalf are expressly qualified in their entirety by this notice.

Suite 2200, Oceanic Plaza Vancouver, British Columbia Tel 604 6889780 TSE: VOY
1066 West Hastings Street Canada, V6E 3X2 Fax 604 -682-3941

VICEROY RESOURCE CORPORATION

VIA FAX & COURIER

May 17, 2002

Ontario Securities Commission
Suite 1800
Box 55 - 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Moses Seer

Dear Sir or Madam:

Re: Viceroy Resource Corporation (the "Company")
Form 45-102F3 - Notice of Intention to Distribute Securities - Renewal

Please find enclosed a Form 45-102F3 - Renwal Notice of Intention to Distribute Securities of Channel Resources Ltd. and the requisite filing fee in the amount of $250.00.

Should you have any questions or comments, please contact the undersigned.

Yours truly,
VICEROY RESOURCE CORPORATION

Kim Casswell
CORPORATE SECRETARY

cc: BC Securities Commission
The Toronto Stock Exchange

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Name and address of reporting issuer:

   Channel Resources Ltd., Suite 802, 1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4

2. Date and jurisdictions where issuer became a reporting issuer:

Date	**Jurisdiction**
October 23, 1980	**British Columbia**
May 16, 1985	**Ontario**

3. Name and address of the selling security holder:

   Viceroy Resource Corporation, Suite 2200, 1600 West Hastings Street, Vancouver, British Columbia, V6E 3X2

4. State whether the selling security holder is an insider or officer of the issuer. (if an officer, state title):

   The security holder is an insider

5. Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder

   7,076,850 common shares of Channel Resources Ltd.

6. Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.

   7,076,850 common shares of Channel Resources Ltd.

7. State, to the extent know to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control position.

The control person is Viceroy Resource Corporation, 2200 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, which holds 7,076,850 common shares of Channel Resources Ltd. representing approximately 22% of the issued capital of Channel Resources Ltd. Viceroy Resource Corporation is a public British Columbia company the shares of which are listed for trading on the Toronto Stock Exchange.

8. State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

   Private sale and/or through the facilities of The Toronto Stock Exchange

9. Proposed date of sale or date of commencement of sale.

   March 26, 2002

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

    N/A

11. State the date that the selling security holder or lender, pledgee, mortgagee other encumbrancer acquired the securities.

    The securities have been acquired over a period of time commencing February 18, 1994 to June 30, 1998 as reported in the selling security holder insider reports.

12. If this Form is not an initial filing, provide the following information:

    (a) date of filing of the initial Form 45-102F

    March 18, 2002

    (b) date of the most recently filed renewal Form 45-102F3

    May 17, 2002

(c) number of securities proposed to be sold as stated in the initial Form 45-102F

7,077,850 common shares of Channel Resources Ltd.

(d) number of securities sold from the date of the initial Form 45-102F to the date of this renewal Form 45-102F

1,000 common shares of Channel Resources Ltd.

(e) number of securities proposed to be sold, as stated in the initial Form 45-102F, that are no longer for sale

N/A

(f) number of securities remaining for sale

7,076,850 common shares of Channel Resources Ltd.

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificates relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith; and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been made.

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

Date: **May 17, 2002**

Viceroy Resource Corporation

By: [signature]
(signature of selling security holder, and if a company, signature of authorized signatory)

Susan Neale
Chief Financial Officer

VICEROY RESOURCE CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of **VICEROY RESOURCE CORPORATION** (the "Company") will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6 on June 6, 2002 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the report of the directors to the shareholders and the consolidated financial statements of the Company and the Auditor's Report thereon for the financial year ended December 31, 2001;

2. To appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3. To fix the number of directors at five and to elect directors for the ensuing year;

4. To consider and, if thought fit, to approve an ordinary resolution ratifying and approving the increase in the number of shares reserved pursuant to the Stock Option Plan of the Company, particulars of which are set out in the Information Circular delivered herewith;

5. To consider and, if thought fit, to pass an ordinary resolution authorizing the issuance by the Company, in one or more further private placements that may be negotiated during the twelve month period commencing June 6, 2002, any further number of common shares of the Company that may exceed 25% of the Company's issued and outstanding share capital as at April 10, 2002, as more fully set out in the Information Circular, delivered herewith;

6. To transact such other business as may properly come before the meeting.

DATED at Vancouver, B.C., this 10th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Ronald K. Netolitzky"

Ronald K. Netolitzky
Chairman

Accompanying this Notice are an **Information Circular** *and* **Proxy**, together with an Annual Report to the shareholders containing the consolidated financial statements for the financial year ended December 31, 2001 with the Auditor's report thereon.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. **If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.**

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or such other intermediary.

VICEROY RESOURCE CORPORATION
Suite 2200, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2
Telephone: (604) 688-9780 Telefax: (604) 682-3941

INFORMATION CIRCULAR

(As at April 10, 2002, unless otherwise indicated)

MANAGEMENT SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of VICEROY RESOURCE CORPORATION (the "Company") for use at the Annual General Meeting of the Company to be held on June 6, 2002 and at any adjournments thereof (the "Meeting"). The solicitation will be conducted by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

An instrument of proxy will only be valid if it is duly completed, signed, dated and returned to Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, before 5:00 p.m. (Vancouver Time) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting. The chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holders") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the

form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an office or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediates to revoke the proxy on their behalf.**

Voting Shares and Principal Holders Thereof

The Company is authorized to issue 215,000,000 shares consisting of 200,000,000 common shares without par value, of which 86,442,345 are issued and outstanding as fully paid and non-assessable as at April 10, 2002, each carrying the right to one vote, and 15,000,000 preferred shares without par value. Holders of common shares and preferred shares of record as at the close of business on April 10, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all common shares or preferred shares of the Company except the following:

Name	No. of Common Shares Held	Percentage of Outstanding Common Shares
Arrow Resources Investment Ltd. Level 24 Exchange Plaza No. 2 The Esplanade Perth, Western Australia 6831 Australia	15,870,000[(1)]	18.36%

(1) 7,500,000 shares are not entitled to exercise voting rights except for any resolution, that, if passed, would materially adversely affect the rights, privileges or benefits attached to the shares. Arrow Resources Investments Ltd. is a subsidiary of NM Rothschild & Sons.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, B.C., as auditor of the Company, to hold office for the ensuing year at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP, formerly Coopers & Lybrand, were first appointed auditor of the Company on June 18, 1987.

Election of Directors

The Board of Directors at present consists of five directors and all the current directors will be deemed to retire at the Meeting. Each director elected at the Meeting will hold office until his successor is elected at the next annual meeting or until his office is earlier vacated. It is proposed to fix the number of directors at 5 for the ensuing year. This requires the approval of the shareholders of the Company by ordinary resolution, which approval will be sought at the Meeting.

Proposed Management Nominees for Election as Directors

Each of the persons whose name appears below is currently a director of the Company except Mr. Sinclair. Each of the persons are proposed by management of the Company to be nominated for election as a director of the Company to serve until the next annual general meeting or until his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. Advance notice of the Meeting was published in the Vancouver Sun newspaper on March 25, 2002.

Further general information regarding the proposed management nominees as furnished by the individual nominee, is set out in the table below:

Name, Municipality of Residence	Principal Occupation During the Past Five Years	Year First Served as a Director	No. of Common Shares Beneficially Owned, Directly or Indirectly Controlled[1]
W. DAVID BLACK[2,3,4] Vancouver, B.C.	Partner, DuMoulin Black, Barristers & Solicitors	1984	74,250 direct 7,150 indirect
MICHAEL HALVORSON[3,5] Edmonton, Alberta	Self-employed Financial Consultant; President, Halcorp Capital Ltd. since 1980.	1996	227,763 direct 159,135 indirect
ROBERT V. MATTHEWS[2] North Vancouver, B.C.	President, Sheppards Building Materials Inc.; Manager/Controller, MacMillan Bloedel, 1974 to 1993.	1998	20,000
RONALD K. NETOLITZKY[2,4] Victoria, B.C.	Chairman, President & Chief Executive Officer of the Company; Chief Executive Officer, Loki Gold Corporation, 1993 to 1995; Chairman, Baja Gold, Inc., 1994 to 1996; President, Keewatin Consultants Inc., 1998 to present.	1996	2,660,727 direct 96 indirect

A. MURRAY SINCLAIR Vancouver, B.C.	President, Quest Ventures Ltd.; Managing Director, Quest Oil & Gas Inc. (formerly Quest Capital Corporation), 1993 to 1997; President and Director, Noramco Capital Corp., 1991 to 1996; Vice President, Finance, Noramco Capital Corp., 1988 to 1991.	Proposed Nominee	Nil

1. Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, based on information furnished to the Company by individual directors. Unless otherwise indicated, the shares are held directly.
2. Member of the Audit Committee.
3. Member of the Compensation Committee.
4. Member of the Corporate Governance Committee.
5. Member of the Environmental Committee.

Executive Compensation

During the financial year ended December 31, 2001, the aggregate cash compensation paid or payable to directors and senior officers of the Company, by the Company and its subsidiaries for services rendered to the Company was $1,369,327.

Summary Compensation Table

The following table sets forth, for the financial years ended December 31, 2001, 2000 and 1999, the compensation of the Chief Executive Officer and of the four most highly compensated executive officers of the Company, other than the Chief Executive Officer (collectively referred to as the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[6] ($)**	**Securities Under Option SAR's Granted (#)**	**Restricted Shares or Restricted Share Units (#)**	**LTIP Payouts ($)**	**All Other Compensation ($)[7]**
Ronald K. Netolitzky[1] *Chairman, President & CEO*	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	208,831 250,000 250,000	600,000 397,000 411,480	Nil Nil Nil	Nil Nil Nil	18,750 20,250 16,613
Clynton R. Nauman[2] *President & Chief Executive Officer*	2001 2000 1999	278,846 249,194 285,437	 Nil Nil	50,073 21,250 34,205	450,000 647,000 607,000	Nil Nil Nil	Nil Nil Nil	19,250 24,250 202,109[8]
James M. Kelly[3] *Sr. Vice President, Exploration*	2001 2000 1999	94,292 216,752 225,218	 Nil 24,220	180,859 19,221 25,158	Nil 334,375 434,375	 Nil Nil	 Nil Nil	Nil Nil 28,017[8]
Eric H. Edwards[4] *Vice President, Chief Financial Officer*	2001 2000 1999	109,101 165,000 165,000	Nil Nil 8,626	97,856 24,632 20,700	150,000 150,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susan M. Neale[5] *Chief Financial Officer*	2001 2000 1999	Nil N/A N/A	Nil N/A N/A	122,738 Nil Nil	300,000 N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1. Mr. Netolitzky was appointed President and Chief Executive Officer of the Company in December, 2001.
2. Mr. Nauman resigned as President and Chief Executive Officer in December, 2001.
3. U.S. compensation converted to Canadian dollars at an exchange rate of 1.55. Mr. Kelly resigned in June 2001.
4. Mr. Edwards resigned from the Company in August 2001.
5. Ms. Neale was appointed Chief Financial Officer in September, 2001.
6. Consulting Fees, retiring allowance, auto, group medical, life insurance benefits, vacation, health club membership, stock options exercised and contribution to retirement savings plan.
7. Directors' fees.
8. *Includes relocation allowance payment.*

Amendement to Stock Option Plan

The Company has implemented a Stock Option Plan (the "Plan") which permits the Board of Directors (the "Board") to grant options to officers, directors and employees of the Company and its subsidiaries and persons performing special technical services to the Company and its subsidiaries. The Plan permits the Board of the Company to grant options for the purchase of common shares for a term of up to five years. The number of shares issuable pursuant to options will be determined in the discretion of the Board provided that the aggregate number of shares subject to options may not exceed 5,900,000 shares and the aggregate number issued to any one person may not exceed 5% of the issued and outstanding common shares in the capital stock of the Company. The option price will be determined by the Board and the option price may not be less than the closing sales price of the Company's common shares on The Toronto Stock Exchange (the "TSE") at the time the option is granted.

The options will not be assignable or transferable and will terminate one year after the termination of employment, office or directorship. In the event of death, the option will be fully exercisable by the optionee's heirs at any time up to one year from the date of death.

It is proposed to amend the Plan to increase the maximum number of shares available for issued under the Plan to 8,600,000.

The directors consider that the Plan is of fundamental importance in achieving the Company's objective of attracting and retaining and motivating qualified directors, officers and employees, and serves to align the personal interests of such persons with the interests of the Company and its shareholders.

In order to allow the Company to grant additional incentive share purchase options, an increase in the maximum number of shares presently provided for under the Plan is required, and the directors recommend that the maximum number be increased from 5,900,000 to 8,600,000. This number would represent approximately 9.94% of the total number of shares of the Company issued and outstanding on a fully-diluted basis.

Under the policies of The Toronto Stock Exchange, the proposed increase in the maximum number of shares reserved for issuance under the Plan will require approval by a majority of the votes cast at the meeting other than votes attached to securities beneficially owned by insiders to whom shares may be issued pursuant to the Plan and their associates (a "disinterested

shareholder vote"). Such insiders and associates presently hold an aggregate of 3,284,121 shares, which will not be counted for the purpose of determining whether a disinterested shareholder vote has been obtained.

The Company does not provide financial assistance to participants in the Plan to facilitate the purchase of shares under the Plan.

The following resolution will be proposed at the meeting.

> "RESOLVED as an ordinary resolution of the disinterested shareholders of the Company that the maximum number of shares to be reserved for issuance by the Company under its Stock Option Plan (the "Plan") be increased from 5,900,000 to 8,600,000 and that the Plan be amended accordingly."

If this resolution is not passed, the Plan will remain in effect, but options granted in excess of the maximum number provided for will not be exercisable, and the Company will be severely restricted in its ability to grant further incentive options or to allow for employee share purchases or share bonuses.

Long-Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance is paid (whereby performance is measured by reference to financial performance or the price of the Company's securities).

Option Grants

The following table sets forth stock options granted under the Company's stock option plan during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Ronald K. Netolitzky[1] *Chairman*	200,000	6.3	$0.25	Nil	March 2/06
	400,000	12.6	$0.12	Nil	Dec. 4/06
Clynton R. Nauman[2] *President & CEO*	200,000	6.3	$0.25	Nil	March 2/06
	250,000	7.9	$0.12	Nil	Dec. 4/06
Eric H. Edwards[3] *V.P., Chief Financial Officer*	150,000	4.7	$0.25	Nil	July 31/02
Susan M. Neale[4] *Chief Financial Officer*	300,000	9.5	$0.10	Nil	Dec. 4/06

1. Mr. Netolitzky was appointed President and Chief Executive Officer of the Company in December, 2001.
2. Mr. Nauman resigned as President and Chief Executive Officer in December, 2001.
3. Mr. Edwards resigned from the Company in August 2001.

4. Ms. Neale was appointed Chief Financial Officer in September, 2001.

Options Exercised and Year-End Options

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Ronald K. Netolitzky[1] *Chairman, President & Chief Executive Officer*	Nil	Nil	680,000	Nil
Clynton R. Nauman[2] *President & Chief Executive Officer*	Nil	Nil	530,000	Nil
James. M. Kelly[3] *Sr. Vice President, Exploration*	Nil	Nil	275,005	Nil
Eric H. Edwards[4] *Vice President, Chief Financial Officer*	Nil	Nil	150,000	Nil
Susan M. Neale[5] *Chief Financial Officer*	Nil	Nil	300,000	$6,000

1. Mr. Netolitzky was appointed President and Chief Executive Officer of the Company in December, 2001.
2. Mr. Nauman resigned as President and Chief Executive Officer in December, 2001.
3. Mr. Kelly resigned from the Company in June 2001.
4. Mr.Edwards resigned from the Company in August 2001.
5. Ms. Neale was appointed Chief Financial Officer in September, 2001.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has entered into a consulting arrangement with the Chairman and CEO whereby the Company has agreed to pay the amount of $1,000 per day for services provided to the Company.

Effective December 31, 2001, the Company amended the employment agreement with the past Chief Executive Officer. The employment agreement provides for a portion of the past Chief Executive Officer's compensation to be paid by way of a deferred compensation plan that provides additional income for each year of employment. The deferred compensation plan shall remain effective to February 28, 2003, at which time it shall terminate.

The Company has adopted a policy respecting payments to senior officers in the event of a change of control of the Company which provides that any senior officer whose employment is terminated or voluntarily resigns as a result of a change of control of the Company shall be entitled to a payment equivalent to 6 months compensation and the acceleration of any unvested portion of the senior officer's stock option.

Human Resources/Compensation Committee

The Human Resources/Compensation Committee of the Board (the "Compensation Committee") currently consists of W. David Black, and Michael Halvorson, each a director of the Company. During the 2001 fiscal year, Clynton Nauman, past President and Chief Executive Officer, was also a member of the Compensation Committee to December 31, 2001. None of the members of the Compensation Committee have any indebtedness to the Company or any of its subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company or any of its subsidiaries except as disclosed under "Interest of Insiders in Material Transactions."

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee which is composed of two non-management directors. The Compensation Committee meets on a regular basis throughout the year to receive information on and determine matters regarding executive compensation in accordance with policies approved by the Board. Recommendations for changes to the policies are reviewed on a periodic basis to ensure they remain current, competitive and consistent with the Company's overall goals. The terms of reference of the Compensation Committee also provide that one of its purposes is to establish a plan of continuity for executive and other key employees of the Company and its subsidiaries.

The Compensation Committee reviews and recommends to the Board for approval the Company's executive compensation policies and the compensation paid to the Chairman, the Chief Executive Officer and other executive officers. The Compensation Committee oversees the terms of reference of and selection of outside consultants to review executive compensation policies for the Company.

Compensation Philosophy and Determination

The guiding philosophy of the Compensation Committee in determining compensation for executives is the need to provide a compensation package that is competitive and motivating, will attract, hold and inspire qualified executives, and will encourage performance by executives to enhance the growth and profitability of the Company and its subsidiaries. Achievement of these objectives will contribute to an increase in shareholder value. The Compensation Committee adopts the use of varied compensation plans to optimize the role of the executive compensation program in balancing the Company's short and long-term incentives.

The Compensation Committee positions its executive compensation at or near the median of the range of compensation levels for comparator companies. The comparator companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

External consultants, expert in executive compensation practices, conduct surveys to provide competitive data reflecting comparable knowledge, skills and talents and the compensation paid therefor. Variables such as corporate size and earnings and rates of growth all have an influence on compensation levels and are analyzed and considered in setting compensation.

The salary ranges reflect competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

Compensation Mix

The Company's executive compensation program has three components – salary, an incentive share option plan and an opportunity to earn an annual cash bonus all of which are designed to motivate the executive to increase shareholder value.

With the implementation of annual cash bonus awards, the Compensation Committee views the cash compensation of executive officers as a combination of base salary and the opportunity to earn additional compensation.

Stock Options

Stock options align the interests of executive officers and other key employees with the long-term interests of shareholders and provide competitive performance incentive compensation. Grants are made to executive officers after taking into consideration position level, overall individual performance, anticipated future contribution to the Company's success and the ability of the individual to influence business performance. The Company's stock option plan allows for the vesting of stock options based upon the performance of the Company's share price.

Chief Executive Officer

The principles for establishing, measuring and determining the compensation of the Chief Executive Officer follow the same philosophy as for the other executives, including Named Executive Officers. The Compensation Committee uses a competitive frame of reference which matches the median of the comparators used by the Company. This also extends to the compensation mix for the Chief Executive Officer which is targeted to match the distribution found in most of the comparators with respect to the office of Chief Executive Officer.

The remuneration of the Chief Executive Officer is established to be competitive within median target cash compensation levels. When target bonuses are added to base salary, the resulting cash compensation is at a competitive level.

Comparative Shareholder Return Performance Graph

The following performance graph compares the yearly percentage change in the Company's cumulative total shareholder return on common shares since December 31, 1996, with the cumulative total shareholder return on the TSE 300 Index and the TSE Gold & Silver Index, assuming the reinvestment of dividends, where applicable, for a comparable period.


CUMULATIVE VALUE OF A $100 INVESTMENT
AS OF DECEMBER 31, 2001
300.00
250.00
200.00
150.00
100.00
50.00
0.00
1996
1997
1998
1999
2000
2001
Viceroy
TSE 300
Gold & Silver

Compensation of Directors

The current directors of the Company each received a retainer of $8,250 and for each meeting or teleconference up to July 17, 2001 received $1,000 and $750 respectively, plus expenses for their services in their capacity as directors. Directors providing services under a committee of the Board (currently four committees - Audit, Compensation, Corporate Governance and Environmental) received an additional $750 plus expenses for meetings up to July 17, 2001. The Chairman of a committee received a retainer of $912.

Effective July 17, 2001, the Company has suspended paying retainers and fees to the directors for their services in their capacity as directors. In lieu of these fees, the Company has granted during the year incentive stock options to each director as set out in the table below:

Name	Securities Under Options Granted*	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Ronald K. Netolitzky	200,000	$0.25	Nil	March 2/06
	400,000	$0.12	Nil	Dec. 4/06
Clynton R. Nauman	200,000	$0.25	Nil	March 2/06
	250,000	$0.12	Nil	Dec. 4/06
Robert V. Matthews	100,000	$0.25	Nil	March 2/06
	250,000	$0.12	Nil	Dec. 4/06
W. David Black	50,000	$0.25	Nil	March 2/06
	250,000	$0.12	Nil	Dec. 4/06
Michael H. Halvorson	50,000	$0.25	Nil	March 2/06
	250,000	$0.12	Nil	Dec. 4/06

* *Includes the annual granting of 40,000 incentive stock options.*

The Company has formalized a stock option plan which includes the granting of 40,000 incentive stock options to each director on an annual basis. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Directors' and Officers' Liability Insurance

The Company maintains directors' and officers' liability insurance with a limit of $30,000,000 each policy year for all its directors and officers. The annual cost of this insurance coverage is $178,800. A retention of $150,000 in respect of Employment Practices Claims, or $50,000 for any other claim shall be paid by the Company on behalf of the Directors and Officers.

Indebtedness to the Company of Directors and Officers

There is no indebtedness of any directors, executive officers or proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company, or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Statement of Corporate Governance Practices

The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The TSE has adopted certain requirements regarding the disclosure by listed companies of the practises relating to corporate governance. The corporate governance practises of the Company are described below.

The Board, through the Corporate Governance Committee has adopted a Board Manual (the "Manual") which specifically addresses the following items:

(i) terms of reference for the Board;

(ii) terms of reference for each of the Chairman and the Chief Executive Officer;

(iii) terms of reference for each of the Audit Committee, Corporate Governance Committee, Compensation Committee and Environmental Committee;

(iv) terms of reference for a director including the authority to review and recommend director nominees;

(v) performance evaluation process for each of the Chief Executive Officer and Chairman;

(vi) Board review process;

(vii) employee and director code of conduct; and

(viii) director compensation.

Board Mandate

The Board of the Company has, through the implementation of the committee structure and the adoption of the Manual, assumed the responsibility for the following plans and initiatives:

- adopting a strategic planning process;
- identifying, assessing and managing principal risks of the Company's business;
- succession planning for directors and senior management;
- ensuring that the Company's communications policy is effective; and
- monitoring the integrity of internal information systems.

Prior approval of the Board is required for all material transactions in the Company including, without limitation, acquisition or disposition of material assets, the issuance of securities of the Company and the appointment of senior officers.

Board Composition

The majority of the Board of the Company are unrelated directors, defined in the TSE Corporate Governance guidelines as "a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding." The Board is currently comprised of 5 individuals, 3 of whom are unrelated. If management nominees for director are elected, 3 of the 5 so elected will be unrelated directors. For the purposes of the TSE guidelines, the directors of the Company have no interest in or relationship with any significant shareholders.

Determination of "Unrelated Directors"

In determining whether a director is an unrelated director, the Board reviews the circumstances of each individual and if that individual's interests and relationships could or could reasonably be perceived to interfere with the director's objectivity in assessing the performance of management of the Company or with their ability to act in the best interests of the Company. Currently, Mr. Ronald K. Netolitzky, Chairman, President and Chief Executive Officer, and Mr. Clynton Nauman, past President and Chief Executive Officer are related directors.

Determination of Number of Directors

The size and compensation of the Board and committees are reviewed annually. Currently, the Company is of the view that the current and proposed size of the Board is appropriate for the stage of development of the Company and the compensation of Board members is within current industry standards. (see "*Compensation of Directors*" herein)

Committees of the Board

There are 4 committees of the Board: the Audit Committee, the Corporate Governance Committee, the Environmental Committee and the Compensation Committee. The Chairman, President & Chief Executive Officer of the Company is a member of the Corporate Governance Committee and the Audit Committee.

Corporate Governance Committee

Through the Corporate Governance Committee, the Board has ensured that new board nominees are properly assessed and reviewed on a regular basis. In addition, the Corporate Governance Committee is vested with the responsibility of reviewing the effectiveness and performance of the Board, other committees and each member on an annual basis. An orientation program for new directors is detailed in the Manual.

The Corporate Governance Committee also has the responsibility to develop, modify or change the Company's approach to corporate governance issues as they arise. The Corporate Governance Committee reviews and approves the corporate governance disclosure contained in this Information Circular.

The Corporate Governance Committee assists the Board in carrying out its responsibilities in matters of corporate governance as they relate to the Board. The duties and responsibilities of the committee include:

- reviewing the role and conduct of the Board and its committees and the way in which the Board and its committees carry out their duties and responsibilities;
- reviewing the composition and needs of the Board and identifying and recommending suitable candidates for election as directors;
- ensuring that a suitable orientation program is available for new directors; and
- reviewing the form and adequacy of compensation for directors.

Audit Committee

The Audit Committee is composed of a majority of unrelated directors. The roles and responsibilities of the Audit Committee are specifically defined in the Manual. The Manual provides that the purpose of the Audit Committee is to satisfy itself that:

- the Company's annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board whether the annual financial statements should be approved;
- the information contained in the Company's quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management's Discussion and Analysis, the Annual Information Form and information contained in any prospectus is complete and accurate in all material respects and to recommend to the Board whether these materials should be approved;
- the Company has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal, regulatory and ethical requirements; and
- the internal and external audit functions have been effectively carried out and that any matter which the internal or the independent auditors wish to bring to the attention of the Board has been addressed. The Audit Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

Any member of the Audit Committee has free and unrestricted access to senior management and the Company's auditors to review specific issues as appropriate.

Environmental Committee

The Environmental Committee assists the Board in carrying out its responsibilities relating to the promotion and management of environmental matters. The duties and responsibilities of the committee include:

- ensuring that appropriate and effective environmental policies and procedures are in place, are operational and are supported by adequate resources;
- reviewing any significant environmental incidents and issues and making recommendations to management and the Board; and
- providing support for and encouraging improvement of environmental performance.

Compensation Committee

The Compensation Committee assists the Board in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The duties and responsibilities of the committee include:

- reviewing and making recommendations to the Board on management organization, management development, management succession and changes in management positions;
- developing annual objectives against which to assess the President and Chief Executive Officer and assessing his performance against those objectives;
- reviewing and making recommendations to the Board on the compensation of the President and Chief Executive Officer and approving the compensation of senior officers reporting to the President and Chief Executive Officer; and
- reviewing and making recommendations to the Board with respect to the Company's employee compensation and benefit plans and arrangements, including the Company's stock option plan.

Terms of Reference of the Board, Chief Executive and Chairman

Position descriptions for the Chief Executive Officer, Chairman and Board members are included in the Manual and are reviewed on an annual basis by the Corporate Governance Committee.

Board Independence

The Chairman of the Company is not an unrelated director. Procedures are in place at the Board level to ensure full and unrestricted discussion without senior management input or presence. (See "*Board Composition*" herein)

Outside Advisors

The Board has not adopted a formal process for Board members to engage outside advisors, however, any director may request to engage an outside advisor at the Company's expense in appropriate circumstances and such request will be considered by the Board at the appropriate time.

Shareholder Feedback

Enquiries regarding shareholder relations issues such as shareholder questions, feedback and shareholder concerns, should be directed to Mr. Ron Netolitzky, Chairman, President and Chief Executive Officer, at the head office of the Company.

Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement That Exceeds 25% of the Company's Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability of the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per common share must not be lower than the closing market price of the common shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placement, that will exceed the TSE 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

> "RESOLVED, as an ordinary resolution, to authorize the issuance by the Company in one or more private placements that may be negotiated during the twelve month period commencing June 6, 2002 any further number of shares that could exceed 25% of the Company's issued and outstanding share capital as at April 10, 2002, is hereby approved."

Interest of Insiders in Material Transactions

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

Management Contract

No management functions of the Company are to any substantial degree performed by persons other than the directors or executive officers of the Company.

Other Matters

The management of the Company is not aware of any other matter to come before the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the

Meeting, or any adjournment thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

The contents and the sending of this Information Circular to the shareholders of the Company have been approved by the Board of the Company.

DATED at Vancouver, B.C., this 10th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Ronald K. Netolitzky
Chairman

VICEROY RESOURCE CORPORATION

Supplemental Mailing List

RETURN CARD

Viceroy Resource Corporation
c/o Computershare Investor Services Inc
4th Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

In accordance with National Policy Statement No. 41 – Shareholder Communication (the "*Policy*") and pursuant to the British Columbia Securities Act and Regulations:

> A non-registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive the issuer's annual report.

If you wish to receive interim financial statements of Viceroy Resource Corporation (the "*Company*"), please complete and return this card to the Company at the above address.

Name: ______________________________

Address: ______________________________

City: ______________________________

Province/State: ______________ ***Postal/Zip Code:*** ______________

Number of Shares Beneficially Owned: ______________________

The undersigned hereby certifies that he/she is the owner of securities of the Company, and requests that he/she be placed on the Company's Supplemental Mailing List to receive its interim financial statements.

____

Dated *the* ______ *day of* ____________________*, 2002.*

NB: Please return this document together with your Proxy in the attached envelope. As the Supplemental Mailing List will be updated each year, a Return Card is required annually to ensure you remain on the list.

VICEROY RESOURCE CORPORATION

Suite 2200, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2
Telephone: 604.688.9780 Telefax: 604.682.3941

PROXY

Annual General Meeting – June 6, 2002

This Proxy is Solicited by the Management of the Company

The undersigned shareholder of **Viceroy Resource Corporation** (the "Company") hereby appoints Ronald K. Netolitzky, Chairman, President , Chief Executive Officer and Director of the Company, or failing him, W. David Black, a director of the Company, or ______________________ as proxyholder for and on behalf of the undersigned to attend the Annual General Meeting of the shareholders of the Company to be held on Thursday, June 6, 2002 and at any adjournments thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BE THE UNDERSIGNED FOR THE FOLLOWING MATTERS:

1. To appoint PricewaterhouseCoopers, Chartered Accountants, as auditors of the Company for the ensuing year.

   FOR ☐ WITHHOLD VOTE ☐

2. To authorize the Directors to fix the remuneration to be paid to the auditor.

   FOR ☐ WITHHOLD VOTE ☐

3. To fix the number of directors of the Company at five for the ensuing year.

   FOR ☐ AGAINST ☐

4. To select the following persons as directors of the Company for the ensuing year.

W. David Black	FOR ☐	WITHHOLD VOTE ☐
Michael Halvorson	FOR ☐	WITHHOLD VOTE ☐
Robert V. Matthews	FOR ☐	WITHHOLD VOTE ☐
Ronald K. Netolitzky	FOR ☐	WITHHOLD VOTE ☐
A. Murray Sinclair	FOR ☐	WITHHOLD VOTE ☐

5. To consider and, if thought fit, to approve an ordinary resolution *ratifying and approving* the increase in the number of shares reserved pursuant to the Stock Option Plan of the Company, as more fully set forth in the Information Circular accompanying this proxy.

   FOR ☐ AGAINST ☐

6. To consider and, if thought fit, to pass an ordinary resolution authorizing the issuance by the Company, in one or more further private placements that may be negotiated during the twelve month period commencing June 6, 2002 any further number of common shares of the Company that may exceed 25% of the Company's issued and outstanding share capital as at April 10, 2002, as more fully set forth in the Information Circular accompanying this proxy.

   FOR ☐ AGAINST ☐

7. To transact such other business as may properly come before the Meeting.

   FOR ☐ AGAINST ☐

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGEMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR. THIS PROXY IS NOT VALID UNLESS SIGNED AND DATED. PLEASE SEE INSTRUCTIONS ON REVERSE.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Please sign here: ______________________

Please print name: ______________________

Date ______________________

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. If someone other that the Member of the Company signs this proxy form on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, the proxyholder is authorized to date the proxy form as of the date of receipt by the Company or Computershare Investor Services Inc.

3. (i) ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person***, register your attendance with the Company's scrutineers at the Meeting.

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions, the Member can appoint another person***, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named***, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting if so authorized, the securities will be voted by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of "Computershare Investor Services Inc" by mail or fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting. The mailing address of Computershare Investor Services Inc is 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 and its fax number is (604) 683-3694.

VICEROY RESOURCE CORPORATION

2001 ANNUAL REPORT

VICEROY
RESOURCE
CORPORATION

Viceroy Resource Corporation is a gold explorer and producer in Canada, United States and South America.

Viceroy shares, trading under the symbol VOY on the Toronto Stock Exchange, give investors an opportunity to participate in a leverage gold play with an exploration upside.

Additional information about Viceroy is available on the Company's website at **www.viceroyresource.com**

REPORT TO SHAREHOLDERS

In an environment of recovering gold price and renewed interest, I am taking this opportunity to outline your Company's change in strategic direction for 2002 and beyond. Through a difficult 2001 we have achieved our objectives of preserving assets and reducing overhead and have placed the Company on a footing to achieve profitability in 2002. With that foundation in place, the direction we intend to take the Company this year and beyond is to renew our commitment to exploration, especially within the precious metal sector. Our most successful endeavor in recent times was our investment and support of an independent junior explorer, NovaGold Resources Inc. ("NovaGold"). Even though we lost our position due to other circumstances, this investment forms a model for other investment activity in the junior sector. Our early support and access to non-tax driven dollars were a critical component to allow the management of NovaGold to succeed. We consider that other exploration groups can benefit from early stage equity investment to improve their chances of success.

We intend to continue to invest in junior exploration groups, which demonstrate strong exploration skills and ideas of merit. Our future focus will be the Western Hemisphere and especially North America. We have renewed our interest in exploration opportunities in Canada especially in those jurisdictions, which display a clear pro-mining stance. The positive tax incentives that are offered to Canadians to support exploration efforts clearly give these jurisdictions a competitive edge. In response to these conditions Viceroy has commenced active acquisition of mineral rights through staking programs and option agreements. These activities are intended to mesh with new relationships with junior explorers. We believe exploration is the most rewarding sector of our industry and intend to devote significant resources towards participation in new discoveries.

The Company also has existing operations and advanced staged projects that will be the focus of renewed effort this year. These include Castle Mountain Mine, in California, Brewery Creek Mine, Yukon Territory, Gualcamayo Project, in Argentina and Paredones Amarillos Project, in Mexico. Special attention will be paid to the operations at Castle Mountain and Brewery Creek. The critical component to achieve production in North America remains the permitting of mining operations. These permits represent considerable investments in time and money by the Company and should not be terminated lightly. A key factor in ceasing active mining at Castle Mountain and Brewery Creek, was the poor performance of the gold price. In a period of renewed interest in our sector we will conduct a thorough examination of remaining opportunities within our core assets and attempt to extend their lives and thus preserve the value of these permitted sites. These efforts will take place prior to completing final reclamation and closure.

Finally a word on 2001, through much of the year the Company focused its efforts on resolving issues related to Viceroy's Australian assets. In June of 2001, following deteriorating performance related to a series of rockbursts, the Company placed its 100% wholly owned subsidiary Viceroy Australia Pty Ltd ("VAPL") and Bounty (Victoria) Pty Ltd into Voluntary Administration at which time Viceroy relinquished management and control of the Australian assets to the Administrator. The appointment of an Administrator in Australia is to provide a moratorium on creditor claims for a period of time to allow financial restructuring of the Australian subsidiaries' in an environment where the business may be continued. Our effort to acquire control of the large exploration package, which was one of our principal reasons for the Australian investment, was not successful.

The Company also reached an agreement with NM Rothschild & Sons (Australia) Limited ("Rothschild") and Macquarie Bank Limited ("Macquarie") on a settlement arrangement relieving Viceroy and its North American subsidiaries of their obligations under the Rothschild and Macquarie guarantees relating to the Australian operations. Under the settlement arrangement Viceroy issued 23.0 million shares, transferred its position in NovaGold and paid cash of $3.2 million. Viceroy retains upside in the event the total value of the consideration achieved from the North American plus the Australian assets exceed the total amount guaranteed under the original facility and hedging agreement. Viceroy is the largest unsecured creditor of Viceroy Australia and Bounty as well as having the right to be subrogated to certain other creditors if the banks are paid in full.

Bounty Mine, Western Australia

Bounty Mine produced 42,120 ounces of gold at a cash operating cost of US$304 up to the time the mine was placed into Voluntary Administration. Production during the first half of 2001 was negatively affected by an increase in both frequency and magnitude of seismic events in the deeper levels of the mine, the most significant event resulting in the loss of two entire production levels.

Castle Mountain Mine, California

2001 was a year of transition at the Castle Mountain Mine. Mining operations were suspended in the second quarter and "trickle-down" heap leaching and reclamation work began. Gold production to Viceroy's account totalled 58,306 ounces in 2001 at a cash operating cost of US$234 per ounce. Reclamation activities included re-vegetation of pits, dumps and mine site roads totalling approximately 360 acres. At the end of the year cash of $6.6 million has been set-aside for future reclamation and decommissioning activities.

Brewery Creek Mine, Yukon

Seasonal mining at the Brewery Creek Mine did not recommence in 2001 and "trickle-down" heap leaching continued. During the summer months approximately 700,000 tonnes of ore was repositioned on the heap in an attempt to enhance gold recovery. Ultimately the mine produced 18,542 ounces of gold at a cash operating cost of US$222 per ounce. Over the final months of 2001, Viceroy completed a Heads of Agreement with the Government of Canada providing for the establishment of a reclamation trust. The trust will be funded with the $8.1 million in cash deposits set-aside by Viceroy to fund future reclamation at the Brewery Creek mine. Under the agreement it is intended that the funds will be returned to Viceroy as it completes the decommissioning and reclamation obligations at the Brewery Creek Mine.

Approximately two million tonnes of ore capacity remain on the Brewery Creek heap leach pad and in an environment of improving gold price, remaining resources at Brewery Creek and surrounding areas will be continually re-evaluated with the objective of reinitiating production if price, permits and conditions warrant.

Gualcamayo Project, Argentina

During 2001, the Company has been in discussions with Anglogold South America to acquire the remaining 40% interest in the project for a lesser amount than the previously agreed US$3.2 million. Discussions with Anglogold South America are ongoing. Although difficult fiscal conditions prevail in Argentina, the Company's long-term view is that the decoupling of the Argentinean peso and the US dollar will be beneficial to exploration and mining projects in Argentina.

Financial

Viceroy reported a net loss for the year of $35.9 million or $0.57 per share, including the effect of the write-down and settlement of the Australian operation of $33.7 million.

At December 31, 2001 Viceroy had working capital of $9.4 million and no long-term debt. The Company ended the year with free cash of $6.1 million. In addition, Viceroy has appropriated and restricted cash balances of $14.7 million for reclamation obligations at its North American mines.

Hedging

As at December 31, 2001, Viceroy had no hedge positions and does not intend to hedge any future production.

2002 OBJECTIVES

Viceroy's objectives in 2002 are as follows:

- Produce 46,000 ounces (34,350 ounces to Viceroy's account) of gold from trickle-down operations at the Castle Mountain Mine at a gross operating cost (including site reclamation) of US$108 per ounce.
- Receive formal approval of the Closure Plan for Brewery Creek Mine and complete agreements with the Government of Canada to ensure future recovery of reclamation security deposits as reclamation work progresses.
- Recover value from prior investment in Australia.
- Complete the formal purchase agreement to acquire the remaining 40% interest in Gualcamayo and transfer of title to Viceroy.
- Replenish the Company's exploration property inventory, focussing on the Americas, and carefully investing in junior exploration companies with sound ideas and management.
- Complete business ventures in North America focused on tax effective exploration as well as commodity diversification.

We extend our thanks to our employees for an excellent job during yet another challenging year of operation, and to our many shareholders for their ongoing support.

Ronald K. Netolitzky
Chairman, Chief Executive Officer and President

April 29, 2002
Vancouver, British Columbia

2001 Gold Reserve and Resource Highlights

Viceroy share at year ending December 31

Mines & Exploration Properties

	Castle Mountain (100%)	Brewery Creek	Gualcamayo	Paredones Amarillos*
Measured & Indicated Resources				
Tonnes	2,893,000	920,000	12,734,000	44,500,000
Grade (g/t)	1.24	1.45	1.17	1.06
Contained Ounces	115,100	43,000	480,000	1,500,000
Inferred Resources				
Tonnes	n/a	n/a	22,449,000	n/a
Grade	n/a	n/a	1.02	n/a
Contained Ounces	n/a	n/a	734,000	n/a

* Based on a feasibility study at US$375 per ounce gold.

Ronald G. Simpson, (H.B.Sc., P. Geo.), consulting geologist, is the Qualified Person for Viceroy Resource Corporation. Mr. Simpson has practiced his profession for 27 years, having specialized in computer modelling and resource analysis for the past 12 years.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of Viceroy's results of operations and financial position should be read in conjunction with the consolidated financial statements and related notes.

In June 2001, Viceroy placed its 100% wholly owned subsidiary Viceroy Australia Pty Ltd ("VAPL") and Bounty (Victoria) Pty Ltd into Voluntary Administration at which time Viceroy relinquished management and control of the Australian assets to an Administrator. The appointment of an Administrator in Australia is to provide a moratorium on creditor claims for a period of time in order that a proposal for resolution of the Australian subsidiaries' financial position may be effected in an environment where the business may be continued. The Administrator is an agent of the Company, with all the powers of the Company and its directors. The powers of the directors and VAPL officers are suspended while VAPL is under Administration. Therefore, these financial statements include the operating results of VAPL only up to June 24, 2001, the date the Company ceased to have control.

Viceroy and its North American subsidiaries reached an agreement with N M Rothschild & Sons (Australia) Limited ("Rothschild") and Macquarie Bank Ltd. ("Macquarie") on a settlement arrangement relieving Viceroy and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging agreements relating to the Australian operations.

RESULTS OF OPERATIONS

Viceroy reported a consolidated loss of $35.9 million or $0.57 per share, including the write-down and settlement of the Australian Operations of $33.7 million. This compares to a 2000 loss of $45.1 million or $0.78 per share, including the effect of $24.2 million of write-downs.

Production

Viceroy's share of gold production in 2001 was 118,968 ounces of gold at a cash operating cost of US$257 per ounce, compared to 2000 production of 263,462 ounces at a cash operating cost of US$233 per ounce (excluding the $5.0 million charge to inventory).

2001 was a year of transition at the Castle Mountain Mine. In late May 2001 mining operations were suspended, stockpile ore was crushed and stacked, and "trickle-down" heap leaching and reclamation work began. The Castle Mountain Mine produced 77,741 ounces (58,306 ounces attributable to Viceroy) at a cash operating cost of US$234 per ounce in 2001 compared to 118,731 ounces (89,048 ounces attributable to Viceroy) at a cash operating cost of US$222 per ounce in 2000.

Seasonal mining at the Brewery Creek Mine did not recommence in 2001 and trickle-down heap leaching continued. The mine produced 18,542 ounces of gold at a cash operating cost of US$222 per ounce compared to 48,048 ounces at a cash operating cost of US$243 in 2000 (excluding the $5.0 million charge to inventory).

The Bounty Mine was placed into administration in June 2001 after producing 42,120 ounces of gold at a cash operating cost of US$304 per ounce. In 2000, the Bounty Mine produced 126,366 ounces of gold at a cash operating cost of US$232 per ounce.

Sales

Revenue on gold sales of 118,968 ounces was $52.1 million in 2001 compared to $114.2 million on gold sales of 263,462 ounces in 2000. The decrease in 2001 is mainly due to placing the Bounty Mine into Voluntary Administration in the second quarter and the transition to trickle-down operations at the North American mines in the second half of 2001.

During 2001, Viceroy recognized $4.8 million of deferred revenue in 2001 compared to $7.6 million in 2000 from liquidation of the hedge position in 1999.

Cost of Sales

Cost of sales was $47.9 million in 2001 compared to $97.0 million in 2000. On a consolidated basis, cash operating costs in 2001 were US$257 per ounce compared to US$233 per ounce (excluding the $5.0 million charge to inventory) in 2000.

During 2001, the Company made a provision of $1.5 million (2000 - $1.4 million) against supplies inventories for obsolescence and other factors related to the completion of mining at Castle Mountain and Brewery Creek. During 2000, the Company reduced gold in process inventory by a $5.0 million charge to cost of sales to reflect the lower recovery rate for gold ounces in the leach pad inventory at Brewery Creek mine.

Depreciation and Depletion

Depreciation, depletion and provision for reclamation were $11.6 million in 2001 compared to $28.2 million in 2000. The decrease in 2001 is mainly due to provisions for reclamation costs and asset write- downs recorded in 2000.

Other Expenses/(Income)

General and administrative expenses were $3.0 million in 2001 compared to $4.5 million in 2000. The decrease is due to the restructuring and downsizing of corporate overhead costs.

Exploration expenditures were $0.9 million in 2001 compared to $3.2 million in 2000. Significant expenditures in 2000 included $2.5 million for surface exploration at the Bounty Mine. Exploration expenditures, which were curtailed in 2001 included care and maintenance costs for existing properties. In 2001, the Company capitalized a further $1.0 million (2000 - $3.6 million) in exploration expenditures at Gualcamayo in Argentina.

Interest and financing charges on long-term debt were $0.7 million in 2001 compared to $1.5 million in 2000. The reduction is due to a partial year of interest payments and amortization of financing charges with respect to the debt associated with the Bounty Mine compared to a full year in 2000.

Royalty payments were $1.1 million in 2001 compared to $2.3 million in 2000. The reduction in 2001 is due to lower production at the mines in North American and six months of production to Viceroy's account from the Bounty Mine.

Other income was $2.0 million in 2001 compared to $1.3 million in 2000. During 2001, Viceroy realized a $0.5 million gain on sale of equipment at Brewery Creek and $0.3 million from a settlement of an insurance claim.

Write-down of Assets

Internal reviews of the carrying values of Viceroy's operating mines and development properties are performed quarterly.

During 2000, the Brewery Creek Mine was written-down by $15.1 million. The Company wrote off its interests in Paredones Amarillos, Las Flechas and Salamanca, and Bouroum properties by $5.2 million. In addition, the Company wrote down the carrying value of the Bounty Mine resource assets by $0.9 million.

Write-down of investments in 2000 consisted of $4.2 million, which reflected Viceroy's decision not to participate further in the Bouroum joint venture with Channel Resources Ltd., and a mark-to-market adjustment of the investment in NovaGold Resources Inc. ("Nova Gold").

The Company also made a mark-to-market adjustment in 2000 on various current marketable securities for a total write down of $1.1 million.

Gain on Transfer of Investments

Under the settlement arrangement Viceroy transferred its position in NovaGold recording a gain of $8.3 million.

Write-down and Settlement of Australian Operation

Write-down and settlement of the Australian operation includes a write-down of the Company's net investment in its Australian subsidiaries of $17.6 million.

In August 2001, the Company reached a settlement arrangement with Rothschild and Macquarie relieving the Company and its North American subsidiaries of their obligation under certain borrowing and hedging arrangements relating to the Australian operation. Under the settlement arrangement Viceroy issued 23.0 million shares, transferred its position in NovaGold Resources Inc and paid cash of $3.2 million. The Company recorded a provision of $16.2 million as settlement of the corporate guarantees.

LIQUIDITY AND CASH RESOURCES

Operating Activities

Cash flows from operations provided $1.0 million as compared to $13.0 million in 2000. This decrease in cash flow from 2000 was primarily a result of lower production, $1.6 million on reclamation activities and $2.5 million reduction in payables.

Financing Activities

Financing activities required $3.0 million in 2001 as compared to $7.2 million in 2000. During 2001, payment of capital leases associated with the equipment at Brewery Creek required $2.7 million. During 2000, repayment of long term debt associated with the Bounty Mine required $6.6 million and capital leases at the mines in North American required $4.7 million.

In September 2000, Rothschild provided financing of $4.3 million to extinguish the royalty and gold loan of 10,000 ounces at the Bounty Mine.

Investing Activities

Investing activities provided $1.6 million in 2001 as compared to a $10.0 million requirement in 2000. Investing activities in 2001 included $3.2 million of proceeds from sale of equipment at the North American mines and $0.8 million from the sale of marketable securities. These proceeds were partially offset by $1.0 million of exploration and holding costs on Gualcamayo; $1.0 million of capital development at Bounty Mine; $0.2 million increase in appropriated and restricted cash and issue of $0.1 million convertible debenture. In 2000 investing activities required $3.6 million of exploration on Gualcamayo, $6.2 million of investment at the Bounty Mine, $2.4 million increase in appropriated and restricted cash.

Cash Resources and Liquidity

At December 31, 2001, the Company has working capital of $9.4 million and no long-term debt.

The Company ended the year 2001 with cash and cash equivalents of $6.1 million compared to $6.3 million in 2000. In addition the Company has $6.6 million in appropriated cash set aside for reclamation obligations at the Castle Mountain and restricted cash of $8.1 for security deposits at Brewery Creek Mine.

During 2001, Viceroy completed a Heads of Agreement with the Government of Canada providing for the establishment of a reclamation trust to be funded by the $8.1 million of security deposits. Under the agreement, it is intended that funds will be available to Viceroy, from time to time, to accomplish the decommissioning and reclamation obligations at the Brewery Creek Mine.

Hedge Position

As at December 31, 2001, the Company has no hedge positions and does not intend to hedge any future production.

RISKS, UNCERTAINTIES AND MARKET

Viceroy's revenue is dependent primarily on the number of gold ounces produced, metal prices and foreign exchange rates.

Environmental laws and regulations are continually evolving in all regions in which Viceroy operates. Viceroy has a corporate policy to manage operations using best available practices and to continually monitor for compliance with local laws and operating permits. In addition, Viceroy continues to update and refine closure plans as environmental protection laws and administrative policies change, technology and engineering improve and as work practices evolve. There is a substantial risk that the reclamation cost estimates of the Company will be insufficient when the time comes to conduct the reclamation activities. Viceroy continues to work within political, industry group and administrative channels to protect the interests of the Company.

Certain of the Company's exploration interests are in Argentina. As a result, the Company may be affected by risks associated with political or economic instability. The risks include, but are not limited to: extreme fluctuations in currency exchange rates, labor instability and high rates of inflation. Changes in mining or investment policies of shifts in political attitude may adversely affect the Company's interest. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environment legislation, land and water use.

Viceroy competes with other exploration companies for mining claims and leases on exploration properties. Competition could adversely affect the Company's ability to acquire capital, or to obtain suitable properties or prospects for mineral exploration in the future.

OUTLOOK

Castle Mountain Mine

Mining was completed at the Castle Mountain Mine in the 2nd quarter of 2001 and trickle down operations commenced. Recovery of gold from trickle down operations is expected to continue well into 2003. Production for 2002 is estimated to be 46,000 ounces (34,350 ounces to Viceroy's account) at a gross operating cost (including site reclamation) of US$108 per ounce.

Brewery Creek Mine

Brewery Creek Mine completed mining operations in 2000 and no new ore was placed on the leach pads in 2001. Brewery Creek Mine has experienced a significant decline in gold production and Viceroy is likely to undertake a detoxification and heap stabilization program in 2002. There is no obligation to begin decommissioning and reclamation activities in 2002.

Gualcamayo Project

During 1999, Viceroy completed the necessary level of exploration expenditures to effect the earn-in for a 60% interest in the Gualcamayo gold project in San Juan Province, Argentina from Mincorp. In 2000, Viceroy reached an agreement to acquire Mincorp's remaining 40% interest in the project for US$3.2 million upon transfer of the Mincorp property title to MASA. During 2001, the Company has been in discussions with Anglogold South America to acquire Mincorp's (a subsidiary of Anglogold) interest in the project for a lesser amount than the previously agreed US$3.2 million. A budget of US$0.5 million for 2002 is planned to provide for minimum property payments and statutory filings.

Paredones Amarillos Project

The Paredones Amarillos project is planned to remain on care and maintenance status during 2002. A budget of US$0.2 million for 2002 is planned to provide for minimum property payments and statutory filings.

Australian Operations

Under the settlement arrangement, Viceroy is relieved of all obligations under the Rothschild and Macquarie guarantees, while Viceroy retains upside in the event the total value of the consideration achieved from the North American plus the Australian assets exceed the total amount guaranteed under the original facility and hedging agreements. Viceroy is the largest unsecured creditor of Viceroy Australia and Bounty as well as having the right to be subrogated to certain other creditors if the banks are paid in full.

AUDITORS' REPORT

To the Shareholders of Viceroy Resource Corporation

We have audited the consolidated balance sheets of Viceroy Resource Corporation as at December 31, 2001 and 2000 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B.C.
March 15, 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Viceroy Resource Corporation have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Ronald K. Netolitzky
Chairman, Chief Executive Officer and President
March 15, 2002

Susan Neale
Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as at December 31,
(expressed in thousands of Canadian dollars)

	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,069	$ 6,257
Appropriated and restricted cash (Note 7)	498	5,218
Marketable securities	484	1,369
Accounts receivable	1,873	2,884
Prepaids and other receivables	1,248	3,710
Inventories (Note 6)	2,673	11,613
	12,845	31,051
Appropriated and Restricted Cash (Note 7)	14,925	9,875
Investments (Note 8)	125	1,608
Resource Assets (Note 9)	27,909	77,760
Deferred Financing Costs	-	129
	$ 55,804	$ 120,423
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,565	$ 15,198
Preference dividend payable	132	132
Current portion of long-term debt (Notes10)	40	16,696
Current portion of provision for reclamation costs (Note 12)	703	5,218
	3,440	37,244
Deferred Revenue (Note 11)	-	4,785
Provision for Reclamation Costs (Note 12)	21,449	19,133
	24,889	61,162
SHAREHOLDERS' EQUITY		
Share Capital (Note 13)	207,433	204,233
Deficit	(183,554)	(147,419)
Currency Translation Adjustment (Note 14)	7,036	2,447
	30,915	59,261
	$ 55,804	$ 120,423

Nature of Operations and Going Concern (Note 1)
Contingencies and Commitments (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Ronald K. Netolitzky
Chairman, Chief Executive Officer and President

Robert V. Matthews
Director

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Loss for the Years Ended December 31, (expressed in thousands of Canadian dollars, except per share amounts)

	2001	2000
Sales	$ 52,046	$ 114,230
Cost of Sales	47,854	97,027
Depreciation and Depletion	9,741	25,374
Provision for Reclamation	1,872	2,826
	59,467	125,227
	(7,421)	(10,997)
Expenses (Income)		
General and administrative	2,965	4,490
Exploration	950	3,166
Interest and financing charges on long-term debt	706	1,550
Royalties	1,055	2,330
Other income	(1,961)	(1,276)
	3,715	10,260
Loss Before the Following	11,136	21,257
Write-downs and adjustment to reclamation (Note15)	-	24,203
Gain on transfer of investments (Note 8)	(8,257)	-
Write down and settlement of Australian Operation (Note 3)	33,734	-
Loss before Income Taxes	36,613	45,460
Income tax (recovery) expense (Note 16)	(741)	(418)
Loss for the Year	$ 35,872	$ 45,042
Basic and diluted loss per Share	$0.57	$ 0.78
Average Shares Outstanding	62,456,412	57,660,370

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit for the Years Ended December 31, (expressed in thousands of Canadian dollars)

	2001	2000
Deficit – Beginning of Year	$ 147,419	$ 102,051
Loss for the Year	35,872	45,042
Dividend to Preferred Shareholders	263	326
Deficit – End of Year	$ 183,554	$ 147,419

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows for the Years Ended December 31, (expressed in thousands of Canadian dollars)

	2001	2000
Operating Activities		
Loss for the Year	$ (35,872)	$ (45,042)
		-
Items not affecting cash:		
Depreciation, depletion and provision for reclamation	12,032	28,200
Write-downs and adjustment to reclamation	19,135	24,203
Loss on sale of marketable securities and investments	95	274
Gain on transfer of investments (Note 3)	(8,257)	-
Deferred revenue recognized in the year	(4,845)	(7,579)
Gain on disposal of resource properties & supplies inventories	(748)	(526)
Provision for corporate guarantees	13,053	-
	(5,407)	(470)
Expenditures for reclamation and closure	(1,647)	-
Changes in non-cash working capital	8,026	13,506
	972	13,036
Financing Activities		
Proceeds from long-term debt	-	4,312
Repayment of long-term debt	(2,698)	(11,298)
Dividend paid to preferred shareholders	(263)	(194)
	(2,961)	(7,180)
Investing Activities		
Increase in appropriated and restricted cash	(167)	(2,394)
Proceeds on sale of investments	804	373
Investment in convertible debenture	(125)	-
Proceeds from disposal of resource assets	3,155	1,088
Expenditures for resource assets	(2,084)	(9,040)
	1,583	(9,973)
Foreign Exchange Loss on Cash Held in a Foreign Subsidiary	218	(101)
Change in Cash and Cash Equivalents	(188)	(4,218)
Cash and Cash Equivalents – Beginning of Year	6,257	10,475
Cash and Cash Equivalents – End of Year	$6,069	$ 6,257

Currency Translation Adjustment (Note 14)

Supplemental Cash Flow Information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000
(expressed in Canadian dollars; tables in thousands, unless otherwise stated)

1. Nature of Operations and Going Concern

Viceroy Resource Corporation ("the Company") is a gold producer with operations in Canada and the United States with exploration activities in Argentina and a development property on hold in Mexico pending higher gold prices.

The recoverability of the amounts shown in the consolidated balance sheets for resource assets is dependent upon the Company's ability to obtain certain market price, production, operating cost and reclamation objectives to fulfil its obligations as they arise and to complete the development and production of its projects.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Generally Accepted Accounting Principles
These consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

(b) Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's significant subsidiaries include Viceroy Minerals Corporation and its wholly owned interest in the Brewery Creek Mine; Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain Mine. The Company consolidated its 100% interest in Viceroy Australia Pty Ltd to the date the Company ceased to have control (Note 3(b)).

(c) Use of Estimates
The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results could differ.

(d) Cash and Cash Equivalents
Cash and cash equivalents includes all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum of R-1 mid-grade rating.

(e) Marketable Securities

Marketable securities are carried at the lower of average cost and market value.

(f) Inventories

Inventories include gold in process, stockpiled broken ore, and supplies valued at the lower of average cost and net realizable value.

Cost of stockpiled broken ore includes only the direct costs of extracting the ore.

Cost of gold in process includes only direct mining and processing costs to place the ore into the leaching process.

(g) Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

(h) Resource Assets

i) *Property acquisition and deferred mine development costs*

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the basis described below:

- where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated useful life of the mine.
- where the operating plan calls for production from well-defined ore reserves, the unit-of-production method is applied over recoverable and probable reserves.
- Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is significantly less than the carrying value, a write-down to the net recoverable amount is made by a charge to earnings.

ii) *Exploration and development*

General exploration expenditures and care and maintenance costs of development properties on hold, are expensed in the period incurred.

Significant property acquisition costs, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

iii) *Deferred stripping*

Mining costs associated with waste rock removal in excess of the life-of-mine average are deferred and charged to operations on the basis of the average stripping ratio for the life of the mine. When cumulative stripping is less than the life-of-mine average, a provision for future stripping is made.

iv) *Plant, equipment and other fixed assets*

Plant, equipment and other fixed assets are recorded at cost and depreciated on a straight-line or unit-of-production basis over the shorter of their estimated useful lives or the life of the mine to their net realizable value.

(i) Deferred Financing Costs

Deferred financing costs consist of all costs incurred to obtain long-term debt and are amortized on a straight-line basis over the repayment period.

(j) Provision for Reclamation Costs

Estimated site reclamation and closure costs, including environmental and decommissioning costs necessary to comply with existing requirements, are provided for on a unit-of-production basis over the estimated mine life and included as part of depreciation and depletion in the consolidated statements of loss.

(k) Translation of Foreign Currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders' equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Gains or losses on foreign currency transactions are recognized in other income.

(l) Revenue Recognition

Sales of precious metals are recorded at the estimated net realizable value when the metals are available for delivery and unsettled amounts are recorded as accounts receivable.

Hedging gains or losses are recognized in sales in the same period in which the revenue from the hedged production is recorded. Gains or losses on contracts closed out early are included in deferred revenue and included in revenue at the original maturity date.

(m) Income Taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

(n) Stock Based Compensation

The Company has a stock option plan as described in note 13(c). No compensation expense is recognized when shares or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

(o) Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby new rules are applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

3. Write-down and Settlement of Australian Operation

a) The Company, was required to make principal repayments of long-term debt to NM Rothschild and Sons (Australia) Limited ("Rothschild"), due on March 31, 2001 and April 2001 of Australian ("A") $1.1 and $8.5 million respectively. (Note 10(a)). These payments were not made and constituted events of default under the loan agreement with Rothschild and accordingly the Company commenced negotiations with Rothschild concerning its Australian operation.

b) On June 24, 2001, the Company placed its 100% wholly owned subsidiary, Viceroy Australia Pty Ltd. (VAPL), into Voluntary Administration. The appointment of an Administrator in Australia is to provide a moratorium on creditor claims for a short period of time in order that a proposal for resolution of VAPL's financial position may be effected in an environment where the business may be continued. The Administrator is an agent of the Company, with the powers of the Company and its directors. The powers of the directors and VAPL officers are suspended while VAPL is under Administration. Therefore, these consolidated financial statements include the operating results of VAPL up to June 24, 2001, the date the Company ceased to have control. The final resolution of the values to be derived from the Australian assets is not determinable and accordingly the Company has written off its net investment of $17,549,000 in VAPL.

The financial position and the results of the Australian operations to June 24, 2001 which are in these consolidated financial statements are summarized below:

Excluded at June 24, 2001:

Current Assets	$4,346
Long-term Assets	33,958
	38,304
Current Liabilities	(22,473)
Provision for Reclamation Costs	(2,910)
Currency Translation Adjustment	4,628
Net Investment in VAPL	$17,549

The loss for the period January 1, 2001 to June 24, 2001 was:

Revenues	$15,628
Cost of Sales	19,838
Depreciation, Depletion and Provision for Reclamation	1,715
	(5,925)
Expenses	1,161
Net Loss	$7,086

c) The voluntary administration of the Company's Australian subsidiaries, VAPL and Bounty (Victoria) Pty Ltd. ("Bounty") is continuing following adoption on September 21,2001, to extend the creditor moratorium for a further six months, allowing the Administrator to continue discussions with parties regarding restructuring proposals which may result in an improved return to creditors.

d) The Administrator has identified possible claims against the Company should the assets of Bounty be liquidated which include a potential claim against the Company for up to A$5.5 million for alleged insolvent trading of the operation. The Company intends to defend such allegations, however it is too early in the process to fully assess potential liability.

e) The Company was also in breach of its hedging agreements with Rothschild and Macquarie Bank Ltd ("Macquarie") of Australia, which enabled the bank to require the Company to immediately settle outstanding hedge contracts.

f) On August 31, 2001, the Company and its North American subsidiaries executed a settlement arrangement with Rothschild and Macquarie to relieve the Company and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations. The Company recorded $16,185,000 in settlement of corporate guarantees and delivered the following considerations:

   i. Paid cash of $732,000
   ii. Issued 23,000,000 common shares for $3,200,000 (Note 13)
   iii. Relinquished the Company's equity position in NovaGold Resources Inc. (Note 8(a)) with a market value of $9,853,000.
   iv. Issued a note for $3,000,000 that was settled early for cash of $2,400,000 before year end.

The Company is a unsecured creditor of VAPL and Bounty as well as having rights of subrogation if the obligations to Rothschild and Macquarie under the loan facility and hedging arrangements are paid in full.

4. Financial Instruments

The carrying values of cash and cash equivalents, appropriated and restricted cash, marketable securities, accounts receivable, other receivables, accounts payable and accrued liabilities and the current portion of long-term debt, approximate their fair values due to the short-term nature of these instruments. The quoted market value of marketable securities at December 31, 2001 is approximately $558,000. The fair market value estimates of the Company's investments are disclosed in Note 8.

5. Joint Venture

a) The Company owns a 75% interest in Castle Mountain Venture ("Castle Mountain") which owns the Castle Mountain Mine.

The Company's interest in the joint venture is summarized as follows:

	2001	2000
Cash and non-cash working capital	$ 3,949	$ 11,072
Other long-term assets	6,615	-
Resource assets	6,087	12,720
Provision for reclamation	(10,938)	(6,878)
Net assets	$ 5,713	$ 16,914
Sales	$ 25,637	$ 39,867
Costs and expenses	(25,517)	(36,911)
Write-down of inventories	(1,586)	-
Net earnings (loss) before tax	$ (1,466)	$ 2,956
Cash flows from (for):		
Operating activities	$ 10, 643	$ 10,315
Financing activities	-	(1,487)
Investing activities	(2,572)	(924)

b) MK Gold Company, the 25% participant in Castle Mountain, has made a claim of US$1,534,000 (Company's portion - $1,830,000) against Castle Mountain. Castle Mountain believes the claim is without merit.

c) Subsequent to year-end, Castle Mountain sold US$2,249,000 (Company's portion $2,684,000) of resource assets with a book value of US$2,190,000 (Company's portion $2,613,000). The proceeds from the sale of assets have been added to the cash appropriated for reclamation at the Castle Mountain Mine.

6. Inventories

	2001	2000
Gold in process	$ 2,108	$ 5,864
Stockpiled broken ore	-	1,424
Supplies	565	4,325
	$ 2,673	$ 11,613

During the first quarter ended March 31, 2000, the Company reduced gold in process inventory by a $5,000,000 charge to cost of sales to reflect the loss of economically recoverable gold ounces in the leach pad inventory at Brewery Creek Mine. During the year ended December 31, 2000, the Company further wrote down the carrying amount of its gold in process at the Brewery Creek Mine by $4,797,000 to its estimated net realizable value.

During 2001, the Company made a provision of $1,536,000 (2000 - $1,424,000) against supplies inventories for obsolescence and other factors related to the completion of mining at the Brewery Creek and Castle Mountain Mines.

7. Cash Appropriated for Reclamation and Restricted Cash

As at December 31, 2001, the Company had appropriated cash of $ 6,573,000 (2000 - $5,218,000) in a voluntary sinking fund to fulfil reclamation obligations at the Castle Mountain Mine. Of this amount $Nil (2000 - $5,218,000) is included in current assets.

Restricted cash of $8,850,000 (2000 - $9,875,000) comprises amounts pledged as security for licenses and permits for letters of credit to fulfil reclamation obligations at the Brewery Creek Mine and amounts placed in trust for deferred compensation of which $498,000 is required to be paid during 2001.

8. Investments

	2001		2000	
	Carrying Value	Market Value	Carrying Value	Market Value
NovaGold Resources Inc.	$ -	$ -	$ 1,608	$ 1,157
Golden Band Resources Inc.	125	63	-	-
	$ 125	$ 63	$ 1,608	$ 1,157

a) NovaGold Resources Inc. ("NovaGold")

In April 1999, the Company entered into an agreement with NovaGold whereby NovaGold acquired the Company's interest in its Yukon regional exploration properties for consideration of 3.4 million common shares, 16% of NovaGold.

In addition, the Company advanced a two-year $2,000,000 convertible debenture convertible into shares of NovaGold at a price of $0.66 per share. Interest that accrued at the Royal Bank of Canada prime rate was receivable on maturity of the debenture in April 2001. The debenture was secured by a first charge against certain properties and a pledge of shares owned by NovaGold.

During the year ended December 31, 2000, the Company wrote down its investment in both the common shares and convertible debt of NovaGold by $2,636,000 to reflect a decline in value that was considered other than temporary.

The Company relinquished its equity position in NovaGold as part of the settlement of the corporate guarantees (Note 3(f)) at a gain of $8,257,000.

b) Other

In October 2001, the Company advanced a two-year $125,000 convertible debenture to Golden Band Resources Inc. ('Golden Band'). The debenture is convertible into units of Golden Band at a price of $0.10 per unit until October 4, 2002 and at $0.15 per unit until October 4, 2003. Each unit consists of one share and one warrant. The debenture is secured by Golden Band's 40% interest in the mineral properties that comprise the Memorial occurrence in Saskatchewan.

During the year ended December 31, 2000, the Company wrote down its investments in Channel Resources Ltd. ("Channel") and Pacific Wildcat Resources Corp. ("Pacific Wildcat") to market value by $1,453,000 and $67,000 respectively. These investments were subsequently reclassified as marketable securities as they are now being held for the short term.

9. Resource Assets

	2001			2000		
Operating Mines	Cost	Accumulated Depreciation, Depletion and Write-Downs	Net	Cost	Accumulated Depreciation, Depletion and Write-Downs	Net
Bounty Mine (Note 3(b))	$ -	$ -	$ -	$ 48,812	$ (10,639)	$ 38,173
Castle Mountain	135,005	(128,918)	6,087	125,941	(113,219)	12,722
Brewery Creek Mine	88,243	(86,705)	1,538	104,690	(97,476)	7,214
	223,248	(215,623)	7,625	279,443	(221,334)	58,109
Development Projects and Other						
Gualcamayo	20,129	-	20,129	19,104	-	19,104
Paredones	12,514	(12,514)	-	12,514	(12,514)	-
Other	2,877	(2,722)	155	4,669	(4,122)	547
	35,520	(15,236)	20,284	36,287	(16,636)	19,651
	$ 258,768	$ (230,859)	$ 27,909	$ 315,730	$ (237,970)	$ 77,760

a) Operating Mines

Castle Mountain Mine and Brewery Creek Mine are open pit operations using heap leach technology and are located in California and the Yukon Territory respectively.

During the year ended December 31, 2000, the Company extinguished the 1.5% royalty payable by Bounty Mine (Note 10 (a)), and wrote down a component of Bounty Mine's resource assets by $883,000.

Castle Mountain Mine is subject to a 1% royalty calculated on production payable in equivalent metal.

Brewery Creek Mine is subject to a US$10 to US$40 per ounce sliding scale royalty on the first 300,000 ounces of gold and a 5% net profit royalty. During the year ended December 31, 2000, the Company reduced the remaining planned production at Brewery Creek Mine. As a result, the Company wrote down the carrying amount of Brewery Creek Mine resource assets by $3,536,000 to their estimated net recoverable amount and made a related increase to the reclamation provision of $6,847,000.

Mobile equipment held under capital lease of $2,093,000 (2000 - $16,252,000) is included in resource assets.

b) Development Projects and Other

i) Gualcamayo

In 1999, the Company completed its option requirement to spend US$5,000,000 to earn its 60% interest from Mincorp Exploraciones S.A. ("Mincorp") in the Gualcamayo property located in the San Juan province, Argentina.

Under the terms of the existing agreement Minas Argentinas SA ("MASA"), a wholly owned subsidiary of the Company, will pay Mincorp US$3,000,000 to acquire Mincorp's remaining 40% interest in the project. An additional US$213,000 is due at closing, representing US$4 per ounce for the 53,139 ounces of measured and indicated gold resources MASA identified during its earn-in program on the Mincorp property.

Mincorp retained a 5% net profit interest in future production from the property and surrounding area of interest, which MASA has agreed to purchase, on a discounted basis, at an amount not yet determined upon completion of a feasibility study.

ii) Paredones

During the year ended December 31, 2000, the Company wrote off its interest in Paredones of $2,379,000.

iii) Other

During the year ended December 31, 2000, the Company wrote off its interest in other properties by $2,785,000.

10. Long-Term Debt

	2001	2000
Bounty Loans		
Tranche A (a)	$ -	$ 6,938
Tranche B (a)	-	7,021
Capital leases (b)	40	2,737
	40	16,696
Less current portion	40	16,696
	$ -	$ -

(a) Bounty Loans

On October 22, 1999, the Company, through its subsidiary VAPL, entered into a loan agreement with Rothschild with respect to financing the acquisition of the Bounty Mine for a total loan facility of A$15,000,000. The Company borrowed A$9,000,000 in Tranche A and A$6,000,000 in Tranche B. The loans bore interest at the average of the mean bid rates for a bank accepted 90-day bill with the equivalent face value of the loan outstanding plus 2.25% for Tranche A and 1.35% for Tranche B.

During the year ended December 31, 2000, the loan agreement was amended and the total facility was increased by A$5,000,000 split between Tranche A (A$2,550,000) and Tranche B (A$2,450,000). Tranche B was due April 1, 2001 while Tranche A was payable in quarterly installments through December 2002.

This amendment enabled the Company to extinguish the two payments of 5,000 ounces of gold payable in each of January 2001 and January 2002 as well as the 1.5% royalty on total gold production at the Bounty mine.

VAPL had provided a charge that in the event of default enabled the lender to assume the Bounty Mine claims. The Company had provided a corporate guarantee for Tranche B.

Under the loan facility agreement with Rothschild, the principal payments, which were unpaid on March 31 and April 1, 2001, were events of default and enabled Rothschild to demand immediate and full repayment. Accordingly, at December 31, 2000, all obligations to Rothschild were reclassified as current.

The Company has placed VAPL into voluntary administration (Note 3) and executed a settlement arrangement with Rothschild relieving the Company of corporate guarantees (Note 3(f)).

(b) Capital Leases

Leases for mobile equipment at the Brewery Creek Mine bear interest at an average rate of 7.2% with a principal and interest payment due May 2002 of $40,000.

11. Deferred Revenue

Revenue for the year ended December 31, 2001 includes $4,845,000 (2000 - $7,579,000) of the gain realized when the Company monetized its hedge position in 1999.

During the year ended December 31, 2000, the Company amended the mine plan at the Brewery Creek Mine. Consequently, deferred revenue of $2,276,000 that was related to production in 2002 and 2003 was taken against the associated write down of the Brewery Creek Mine during 2000.

12. Provision for Reclamation Costs

As at December 31, 2001, the Company had provided $22,152,000 (2000 - $24,351,000), of which $703,000 (2000 - $5,218,000) is considered current, for obligations related to the reclamation of the Brewery Creek and Castle Mountain mines.

13. Share Capital

(a) Authorized

200,000,000	common shares without par value
15,000,000	preferred shares without par value

The preferred shares, issued during October 1999, paid semi-annual cumulative cash dividend at a rate of 4.3% per annum and were convertible into common shares at the holder's option on the basis of one common share for 1.5 preferred shares. The Company may elect to convert the preferred shares into common shares for up to 36 months at a common share prescribed average trading price.

Subsequent to year-end, the Company has agreed to an early conversion of the outstanding preferred shares, such preferred shares were convertible into a maximum of 4,066,667 common shares. In consideration of the early conversion, the number of shares issued was reduced to 3,500,000 and the payment of outstanding dividends to the conversion date was waived.

(b) Shares Issued and Outstanding

	2001		2000	
	Number of Shares	**Amount**	**Number of Shares**	**Amount**
Common Shares				
Opening Balance	59,942,345	$ 201,538	59,907,345	$ 201,513
Settlement of Corporate Guarantees (Note3(fii))	23,000,000	3,200	-	-
Issued for expenses	-	-	35,000	25
Closing Balance	82,942,345	204,738	59,942,345	201,538
Own Shares Acquired				
Opening/Closing Balance	(2,277,600)	(3,405)	(2,277,600)	(3,405)
	80,664,745	201,333	57,664,745	198,133
Preferred Shares				
Opening/Closing Balance	6,100,000	6,100	6,100,000	6,100
Total Share Capital		$ 207,433		$ 204,233

(c) Stock Options Outstanding

The Company has a stock option plan under which the Company may grant options to its directors and employees for up to 5,900,000 shares of common stock. The exercise price of each option is either equal to or higher than the market price of the Company's stock on the day of grant. Options granted under the plan vest dependent upon share price performance and time criteria.

During the year ended December 31, 2001 and 2000, the change in stock options outstanding was as follows:

	2001		2000	
	Shares	Weighted Average Share Price	Shares	Weighted Average Share Price
Opening Balance	4,012,267	$ 3.03	4,340,942	$ 3.39
Granted	3,170,000	0.16	430,000	0.74
Forfeited	(1,966,848)	2.99	(365,460)	3.40
Expired	(317,120)	4.56	(393,215)	4.24
Closing Balance	4,898,299	$ 1.09	4,012,267	$ 3.03
Options Exercisable at Year End	4,643,971	$ 1.06	3,200,811	$ 3.23

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contracted Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
0.10 to 0.25	3,102,500	4.3	0.16	3,102,500	0.16
0.60 to 1.63	780,000	2.8	1.12	620,001	1.15
2.17 to 2.95	623,799	0.8	2.63	529,470	2.73
5.50 to 5.75	392,000	0.0	5.74	392,000	5.74
	4,898,299	3.3	$ 1.09	4,643,971	$ 1.06

14. Currency Translation Adjustment

This adjustment represents the net foreign currency translation adjustment ("CTA") on the Company's net investment in self-sustaining foreign operations. The unrealized loss from changes in exchange rates makes up part of the change in balance sheet accounts with respect to their related cash inflows and outflows. Accordingly, these changes within the CTA result in amounts on the Statements of Cash Flows that may differ from the actual movement noted in the reporting currency of particular balance sheet items.

	2001	2000
Opening Balance	$ 2,447	$ 4,524
Unrealised(loss) from change in exchange rates	(39)	(2,077)
Realised loss from decrease in net investments (Note 3(b))	4,628	-
Closing Balance	$ 7,036	$ 2,447

15. Write-Downs and Adjustment to Reclamation

During the year ended December 31, 2000, the Company made the following write-downs:

	2001	2000
Write-down of marketable securities	$ -	$ 1,096
Write-down of inventories (Note 6)	-	4,797
Write-down of investments (Note 8)	-	4,156
Write-down of resource assets (Note 9)	-	9,583
Increase in reclamation provision (Note 9)	-	6,847
Write-down of deferred revenue (Note 11)	-	(2,276)
	$ -	$ 24,203

16. Income Tax

a) income tax expense (recovery) is as follows:

	2001	2000
Canada	$ (128)	$ 24
United States	(613)	(442)
	$ (741)	$ (418)

b) The reconciliation of the statutory income tax rates to the effective tax rates on the loss before income taxes is as follows:

	2001	2000
Income taxes at statutory rates	$ (16,004)	$ (20,269)
Increase (decrease) in taxes from:		
Non-deductible differences	(322)	1,153
US Alternative Minimum Tax (Recovery)	(78)	(442)
Difference in foreign tax rates	9	41
Benefits of timing differences not Recognised	15,782	19,075
Large Corporations Tax	(128)	24
	$ (741)	$ (418)

c) The Company has losses in various jurisdictions as set out below. No recognition has been given in these consolidated financial statements to the potential future benefits that may arise on utilization of tax losses.

i) Canada

The Company had non-capital losses to reduce future taxable income in Canada of approximately $18,067,000. These losses expire between 2002 and 2008.

ii) United States

The Company has estimated net operating losses available to reduce future regular and alternative minimum tax in the United States aggregating US$10,935,000 and US$7,208,000, respectively. These losses expire between 2006 and 2021.

d) The Company has future tax deductions exceeding accounting deductions of $53,900,000 (2000 - $50,058,000). The realization of income benefits related to these future potential tax deductions is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

17. Contingencies and Commitments

a) Surety bond guarantees totaling US$2,405,000 have been provided by Castle Mountain Mine to ensure compliance with reclamation and other environmental agreements.

b) Letters of credit totalling $8,060,000 (2000 - $8,060,000) have been provided to ensure compliance with a water-use license. In December 2001, the Company completed a Heads of Agreement with the Government of Canada providing for the establishment of a reclamation trust. The trust will be funded by the $8,060,000 in cash deposits already set aside by the Company to fund future reclamation at Brewery Creek Mine located in the Yukon. Under the agreement it is intended that funds will be available to the Company, from time to time, to accomplish the decommissioning and reclamation as required under the closure plan.

c) Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements including notes 3 (d),5(b),9 (b)(i) and 10(b).

18. Segmented Information

a) The Company's reportable operating segments are as follows:

2001	Sales	Depreciation and Depletion	Interest Expense (Recovery)	Write-Downs	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets
Brewery Creek Mine	$ 10,781	$ 3,253	$ 213	$ -	$ (125)	$ 820	$11,040
Bounty Mine	15,628	1,613	464	33,734	-	(40,461)	-
Castle Mountain Mine (75%)	25,637	4,875	-	-	(613)	(1,326)	23,056
Exploration operations	-	-	-	-	-	(950)	20,129
Other	-	-	29	-	(3)	6,045	1,579
	$ 52,046	$ 9,741	$ 706	$ 33,734	$ (741)	$ (35,872)	$ 55,804

2000	Sales	Depreciation and Depletion	Interest Expense (Recovery)	Write-Downs	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets
Brewery Creek Mine	$ 24,552	$ 12,457	$ 371	$ 12,904	$ (40)	$ (29,184)	$ 19,281
Bounty Mine	49,800	7,430	1,046	883	-	(7,215)	43,777
Castle Mountain Mine (75%)	39,878	5,487	97	-	(378)	4,425	33,597
Exploration operations	-	-	-	5,164	-	(5,164)	19,325
Other	-	-	36	5,252	-	(7,904)	4,443
	$ 114,230	$ 25,374	$ 1,550	$ 24,203	$ (418)	$ (45,042)	$ 120,423

b) The Company operates in the following geographic areas:

	2001		2000	
	Sales	Resource Assets	Sales	Resource Assets
Australia	$ 15,628	$ -	$ 49,800	$ 38,173
Canada	10,781	1,693	24,552	7,761
United States	25,637	6,087	39,878	12,722
Argentina	-	20,129	-	19,104
	$ 52,046	$ 27,909	$ 114,230	$ 77,760

19. Supplemental Cash Flow Information

a) Interest and income taxes paid(recovered) were:

	2001	2000
Interest	$ 666	$ 724
Income Taxes	$ (364)	$ (378)

b) During the years ended December 31, 2001 and 2000, the Company conducted non-cash activities as follows:

	2001	2000
Operating activities		
Expenses settled with issue of shares	$ -	$ (25)
Settlement of Corporate Guarantees (Note 3(f))	(13,053)	-
Financing activities		
Shares issued for Corporate Guarantees (Note 3(f))	3,200	-
Shares issued for expenses	-	25
Investing Activities		
Investments relinquished for Corporate Guarantees (Note 3(f))	9,853	-

Directors

W. David Black
Vancouver, British Columbia

Michael H. Halvorson
Edmonton, Alberta

Robert V. Matthews
North Vancouver, British Columbia

Clynton R. Nauman
Blaine, Washington

Ronald K. Netolitzky
Victoria, British Columbia

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Registrar and Transfer Agent

Computershare Investors Services Inc.

Exchange Listing

"VOY" Toronto Stock Exchange

Share Position

As at December 31, 2001,
Viceroy's outstanding share position
was 80,664,745 shares.

Head Office

Viceroy Resource Corporation
Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2

Tel: 604-688-9780
Fax: 604-682-3941
Website: **www.viceroyresource.com**

Mine Offices

Castle Mountain Mine
Viceroy Gold Corporation
PO Box 68
Searchlight, Nevada
USA 89046
Tel: 702-252-8040
Fax: 702-252-8043

Brewery Creek MIne
Viceroy Minerals Corporation
Bag 5040
Dawson City, Yukon
Canada YOB 1GO
Tel: 604-521-3706
Fax: 604-522-5874

Notice of 2001 Annual General Meeting
June 6, 2002 10:00 am
Terminal City Club
837 West Hastings Street
Vancouver, British Columbia

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
CANADA V6E 3X2

Tel: 604-688-9780
Fax: 604-682-3941
Website: **www.viceroyresource.com**